                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (AMENDMENT NO. 3)

                           ROLLINS TRUCK LEASING CORP.
                       (Name of Subject Company (Issuer))

                           SUN ACQUISITION CORPORATION
                        PENSKE TRUCK LEASING CORPORATION
                         PENSKE TRUCK LEASING CO., L.P.
                        (Name of Filing Person (Offeror))

                           Common Stock, $1 Par Value
                          Common Stock Purchase Rights
                         (Title of Class of Securities)

                                    775741101
                      (CUSIP Number of Class of Securities)

                                 James A. Rosen
                         Penske Truck Leasing Co., L.P.
                       Vice President and General Counsel
                              Route 10, Green Hills
                                  P.O. Box 563
                             Reading, PA 19603-0563
                                 (610) 775-6000

                                 With a copy to:

                               F. Douglas Raymond
                           Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                           Philadelphia, PA 19103-6996
                                 (215) 988-2700
    (Name, Address, and Telephone of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                            Calculation of Filing Fee

         Transaction valuation                  Amount of filing fee*
         $796,686,696                           $159,338

* This amount has previously been paid.
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[ ]      Check the box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") dated January 24, 2001, as previously amended, relating to the offer by Sun Acquisition Corporation, a Delaware corporation ("Merger Sub") and an indirect wholly owned subsidiary of Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), together with the associated rights (the "Rights" and collectively with the Common Stock, the "Shares") of Rollins Truck Leasing Corp., a Delaware corporation (the "Company"), at a price of $13.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(2) to the Schedule TO (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         ITEMS 1 and 11

         Items 1 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and all exhibits thereto, are hereby amended and supplemented by adding thereto the following:

         In a press release dated February 15, 2001, Parent announced that the waiting period under the HSR Act applicable to the Offer was terminated on February 14, 2001. A copy of the press release containing the announcement is filed as an exhibit to the Schedule TO.


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         ITEM 12.  EXHIBITS

         Item 12 is hereby amended and supplemented by adding the following exhibit, which is incorporated herein by reference.

         (a)(10)   Press Release dated February 15, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 15, 2001            SUN ACQUISITION CORPORATION

                                    By: /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                    Name:  Wayne S. Angelbeck
                                    Title: Vice President - Business Development
                                           and Treasurer


                                    PENSKE TRUCK LEASING CORPORATION

                                    By: /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                    Name:  Wayne S. Angelbeck
                                    Title: Vice President - Business Development
                                           and Treasurer

                                    PENSKE TRUCK LEASING CO., L.P.

                                    By:  Penske Truck Leasing Corporation

                                    By: /s/ Wayne S. Angelbeck
                                       -----------------------------------------
                                    Name:  Wayne S. Angelbeck
                                    Title: Vice President - Business Development
                                           and Treasurer


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                                INDEX TO EXHIBITS


(a)(10)           Press release dated February 15, 2001.


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